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FORM 12b-25	SEC FILE NUMBER 001-9232

NOTIFICATION OF LATE FILING	CUSIP NUMBER 928703107

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Indepence Resourses PLC
Full Name of Registrant Senetek PLC
Former Name if Applicable 51 New Orleans Court, Suite 1A
Address of Principal Executive Office (Street and Number) Hilton Head, SC 29928
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Independence Resources, PLC, a public limited company registered in England (the “Company”), is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “Form 10-Q”) without unreasonable effort or expense because the Company, which has a small accounting staff, has devoted a substantial of time and effort to recent business matters affecting the Company and requires additional time to review and complete the financial statements.  It is anticipated that the Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date of the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	John Ryan	404	418-6203
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). YES ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   YES ☒  No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Company anticipates reporting a loss from operations for the three months ended September 30, 2011 of approximately $874,000, a 48% increase from the corresponding period in 2010.   This increase in loss is attributed to a 36% reduction in revenue principally from monoclonal antibodies offset by an increase in natural resources revenue.     The increase in loss from operations is also due to a loss of approximately $412,000 recognized during the quarter ended September 30, 2011 for the sale of the Company’s note and contractual right receivable.

The Company anticipates reporting a loss from operations for the nine months ended September 30, 2011 of approximately $1,960,000, a 49% decrease from the corresponding period in 2010.   This decrease is due to a 51% decrease in administration, sales and marketing expense which in 2010 included severance payments recognized as a result of the Company’s divestiture of the majority of its skincare segment and the repricing of all stock options held by the officers and directors of the Company in 2010.   The decrease in loss from operations is partially offset by 27% less revenue recognized during the nine months period ended September 30, 2011 compared to 2010 and a loss of approximately $412,000 recognized during 2011 for the sale of the Company’s note and contractual right receivable.

Independence Resources PLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2011	By: /s/ John Ryan John Ryan, Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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